Kinetics Mutual Funds, Inc.
Form N-SAR
Proxy Information - 12/31/17
Results of Shareholder Meeting

On December 7, 2017, a special meeting of shareholders of the Spin-off Fund was held. At the special shareholder meeting, the shareholders of the Spin-off Fund approved the Agreement and Plan of Reorganization. The voting results of the special meeting of shareholders are shown below:

Votes for the Resolution: 1,032,728

Votes against the Resolution: 40,925

Abstain:
 51,277